Exhibit 3.2

CERTIFICATE OF DESIGNATION OF

SERIES A PERPETUAL CONVERTIBLE PREFERRED STOCK

OF

WESTWAY GROUP, INC.

Westway Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), acting pursuant to Section 151 of the Delaware General Corporation Law, submits the following for the purpose of increasing the number of shares of its Preferred Stock, par value $0.0001 per share, designated as Series A Perpetual Convertible Preferred Stock, par value $0.0001 per shared:

FIRST: The name of the Corporation is Westway Group, Inc.

SECOND: At a regular meeting of the Corporation’s Board of Directors duly called and held on November 9, 2011, the following resolutions were duly adopted:

WHEREAS, the Amended and Restated Certificate of Incorporation dated as of May 28, 2009, as amended (the “Certificate of Incorporation”), authorizes the Corporation to issue forty million (40,000,000) shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), of which thirty-three million (33,000,000) shares are designated as Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), having the powers, preferences and rights, and the qualifications, limitations and restrictions, set forth in Section 4.3 of the Certificate of Incorporation;

WHEREAS, subject to the restrictions prescribed by law and the provisions of Article FOURTH of the Certificate of Incorporation and Section 3 of that Stockholder’s Agreement, dated May 28, 2009, by and between Agman Louisiana, Inc. and the Corporation (the “Stockholders Agreement”), the Board of Directors of the Corporation is authorized and empowered to increase the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series, but not in the aggregate above the number of authorized shares of Preferred Stock;

WHEREAS, Agman Louisiana, Inc., the holder of all outstanding shares of Series A Preferred Stock has consented to the increase of the number of shares of Series A Preferred Stock from 33,000,000 to 40,000,000, pursuant to its rights contained in Section 4.3.1.5.2(d) of the Certificate of Incorporation and Section 3.1(c) of the Stockholders Agreement; and

WHEREAS, the Board of Directors of the Corporation deems it to be in the best interest of the Corporation to increase the number of shares of Series A Preferred Stock from 33,000,000 to 40,000,000;

NOW, THEREFORE, BE IT RESOLVED, that the number of shares of the Corporation’s Preferred Stock that are designated as Series A Preferred Stock shall be, and it hereby is, increased to forty million (40,000,000) shares, and all such shares of

Series A Preferred Stock will, from and after the date of their issuance, have the powers, preferences and rights, and the qualifications, limitations and restrictions, of the existing shares of Series A Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by a duly authorized officer of the Corporation this 11th day of November, 2011.

WESTWAY GROUP, INC.

By:	/s/ Thomas A. Masilla, Jr.
Thomas A. Masilla, Jr. Chief Financial Officer and Secretary